

HALEON

1 May 2024

2024 Q1 Trading Statement[1]

Three months ended 31 March 2024

Solid start to the year demonstrating strength of the portfolio

- Organic revenue growth[2] +3.0% with +5.0% price and (2.0)% volume/mix
- Reported revenue declined 2.2% to £2,919m, with FX impact of (4.6)% and M&A[3] of (0.6)%
- Power Brands +5.2% organic revenue growth with particular strength from *Sensodyne*, *parodontax*, *Polident/Poligrip* and *Centrum*
- Strong performance in both Oral Health and VMS underpinned by successful innovation and good in-market execution
- Price benefitted from both carry-forward price and incremental price taken during the quarter
- Volume/mix declined, mainly as expected due to lapping tough prior year comparatives of *Fenbid* and *Contac* in China, *Advil* in Canada and a strong cold and flu season in Q1 2023, as well as some US retailer inventory adjustments in Q1 2024

Strong organic profit growth driven by positive operating leverage

- Organic profit growth[2] of +12.8% underpinned by strong operating leverage from gross margin expansion and cost efficiencies, with strong growth in A&P
- Adjusted operating profit margin[2] 24.2%, up 220bps organically; FX impact of (80)bps and M&A[3] of (30)bps
- Reported operating profit +4.5% to £655m

Continued progress to be more agile and competitive

- During Q1, Haleon purchased 102m ordinary shares for c. £315m in connection with Pfizer's global offering as part of the £500m allocation to share buybacks which we expect to complete in 2024
- Productivity programme remains on track and additionally, we plan to close our Maidenhead facility

Reiteration of FY 2024 guidance

- Organic revenue growth expected to be 4-6%
- Positive operating leverage to deliver organic operating profit growth ahead of organic revenue growth

Brian McNamara, Chief Executive Officer, Haleon said:

"First quarter trading was solid and in line with guidance shared when we reported FY 2023 results. Organic revenue growth of 3.0% was impacted by lapping tough comparatives in the prior year particularly in Respiratory Health and Pain Relief. Despite this, strong innovation combined with successful execution of our go-to-market strategy underpinned performance in our Power Brands which grew 5.2% with particularly strong performance in our Oral Health and VMS portfolio.

Regionally, whilst growth was held back in the US from inventory adjustments by some retailers, Haleon's consumption in this region was strong, up mid-single digit and ahead of the market. As such, we remain confident of delivering on our FY guidance.

During the quarter, we were also pleased to have bought back c. £315m of our shares in connection with Pfizer's global offering. This reflects the great progress to date we have made deleveraging since listing and is consistent with our capital allocation priorities.

Looking ahead, we continue to expect the operating environment to remain challenging. However, we are confident that we are well positioned to deliver on both guidance for 2024 and over the medium term."

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1. All numbers within the release are unaudited. The commentary in this announcement contains forward looking statements and should be read in conjunction with the cautionary note on page 8
2. Organic revenue growth, Organic profit, Adjusted operating profit margin are non-IFRS measures; definitions and calculations of non-IFRS measures can be found on pages 8-13
3. Net M&A includes the disposal of Lamisil and the impact of Manufacturing Service Agreements (MSAs).


Adjusted results			Reported results		
Period ended 31 March (unaudited)		**vs 2023**		**2024**	**vs 2023**
Three months organic revenue growth[1]		+3.0%	Three months revenue	£2,919m	(2.2)%

1. Organic revenue growth is a non-IFRS measure; definitions and calculations of non-IFRS measures can be found on pages 8-13

2024 Outlook

For FY 2024, the Company continues to expect:

- Organic revenue growth of 4-6%
- Organic operating profit growth ahead of organic revenue growth
- Net interest expense of c. £320m
- Adjusted effective tax rate of 24-25%

Other considerations for FY 2024:

- As previously guided, the disposals of *Lamisil* and *ChapStick* will dilute FY 2024 revenue and adjusted operating profit by c.1% and c.3% respectively. We expect the disposal of *ChapStick* to complete in May 2024.
- The proposed closure of our manufacturing facility in Maidenhead, UK will result in a more competitive business. This is expected to result in a total restructuring cost of c. £90m between FY 2024 and FY 2026, the majority of which is non-cash, and will deliver cost savings once completed.
- Whilst we do not guide specifically on foreign exchange, assuming exchange rates as at 31 March 2024 were to hold for the rest of 2024, the estimated unfavourable translational foreign exchange impact on FY 2024 results would be c.(2)% on revenue and c.(3)% on adjusted operating profit. This is unchanged from commentary shared at FY 2023 results.


Presentation for analysts and shareholders:

A short presentation followed by Q&A will be hosted by Tobias Hestler, Chief Financial Officer and Sonya Ghobrial, Head of Investor Relations at 9:00am BST (10:00am CEST) on 1 May 2024, which can be accessed at www.haleon.com/investors.

For analysts and shareholders wishing to ask questions on the Q&A call, please use the dial-in details below which will have a Q&A facility:

UK: +44 800 279 3956
US: +1 866 291 4166
All other: +44 (0) 207 107 0613
Passcode: 43700369

An archived webcast of the Q&A call will be available later on the day of the results and can be accessed at www.haleon.com/investors.

Financial reporting calendar

2024 Annual General Meeting	8 May 2024
HY 2024 Results	1 August 2024
Q3 2024 Trading Statement	31 October 2024

Enquiries

Investors		**Media**	
Sonya Ghobrial	+44 7392 784784	Zoe Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Nidaa Lone	+44 7841 400607
Emma White	+44 7823 523562		
Email: investor-relations@haleon.com		Email: corporate.media@haleon.com	

About Haleon plc

Haleon (LSE/NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans five major categories – Oral Health, Pain Relief, Respiratory Health, Digestive Health and Other, and Vitamins, Minerals and Supplements (VMS). Its long-standing brands – such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, parodontax and Centrum – are built on trusted science, innovation and deep human understanding.

For more information please visit www.haleon.com



Operational review

Revenue by product category for the three months ended 31 March:

	Revenue (£m)		Revenue change (%)	
	2024	**2023**	**Reported**	**Organic[1]**
Oral Health	854	811	5.3%	10.6%
VMS	422	405	4.2%	9.9%
Pain Relief	662	724	(8.6)%	(4.8)%
Respiratory Health	470	510	(7.8)%	(2.7)%
Digestive Health and Other	511	536	(4.7)%	2.4%
Group revenue	**2,919**	**2,986**	**(2.2)%**	**3.0%**

1. Definitions and calculations of non-IFRS measures can be found on pages 8-13.

All commentary below refers to organic revenue growth unless otherwise stated.

Key category performance was as follows:

Oral Health

Organic revenue grew +10.6%, with all three Power Brands delivering double digit growth. *Sensodyne* continued to see strong growth with particular strength in Middle East & Africa, China and India driven by innovation and strong execution. The recent launch of *Sensodyne Clinical White* in a number of markets, including the US and UK, has performed well and this is expected to be rolled out to other geographies during 2024. *parodontax* saw strong performance in Northern and Central & Eastern Europe. Denture Care revenue was supported by strong growth across Latin America and Southern Europe.

VMS

Organic revenue grew +9.9% with double digit growth in *Caltrate* reflecting strong growth in China. *Centrum* increased high-single digit with strength in North America benefiting from pricing and innovation, as well as the activation of cognitive function claims for *Centrum Silver*. *Emergen-C* grew mid-single digit reflecting improved immunity category performance and strong consumer uptake of the *Emergen-C Crystals* innovation.

Pain Relief

Organic revenue declined 4.8% reflecting the tough comparatives from Q1 2023 due to strong demand for *Fenbid* in China following the lifting of COVID-19 related restrictions and *Advil* in Canada from 'tripledemic' related demand in the prior year.

Advil declined double digit driven in part by inventory reduction by some US retailers and the impact of the Canada comparative mentioned above. *Panadol* declined low-single digit with growth in Middle East & Africa more than offset by a decline in Asia-Pacific. *Voltaren* grew mid-single digit with strong performance in Europe.



Respiratory Health

Organic revenue declined 2.7% driven by lapping strong cold and flu comparatives, and significantly elevated *Contac* demand in China in Q1 2023 from the lifting of COVID-19 related restrictions. *Theraflu* grew double digit underpinned by strength in Central and Eastern Europe, and Latin America. *Flonase* declined low-single digit given a strong comparative in Q1 2023.

Digestive Health and Other

Organic revenue grew +2.4% with Digestive Health up low-single digit with double digit growth in *ENO*. Smokers Health declined low-single digit. Skin Health grew low-single digit with strength in *Abreva* and *Fenistil,* partly offset by a double digit decline in *ChapStick*.

Geographical segment performance

Revenue by geographical segment for the three months ended 31 March:

	Revenue (£m)		Revenue change (%)			
	2024	**2023**	**Reported**	**Organic[1]**	**Price[1]**	**Vol/Mix[1]**
North America	996	1,072	(7.1)%	(3.3)%	4.5%	(7.8)%
EMEA and LatAm	1,241	1,198	3.6%	8.6%	7.5%	1.1%
APAC	682	716	(4.7)%	3.3%	1.7%	1.6%
Group	**2,919**	**2,986**	**(2.2)%**	**3.0%**	**5.0%**	**(2.0)%**

1. Price and Volume/Mix are components of Organic revenue growth. Definitions and calculations of non-IFRS measures can be found on pages 8-13.

All commentary refers to organic growth unless otherwise stated.

North America

- Organic revenue growth in North America was (3.3)%, with +4.5% price and (7.8)% volume/mix
- Volume/mix decline largely reflected reduced volume/mix in Respiratory Health and Pain Relief from lapping tough comparatives, and inventory reduction by some US retailers adversely impacted volume/mix
- Oral Health saw mid-single digit growth with *Sensodyne* up mid-single digit, driven by successful innovation and market activation. VMS grew double digit with *Centrum* particularly strong due to pricing and activation of clinical claims on *Centrum Silver*. *Emergen-C* grew mid-single digit. Respiratory Health declined double digit given the comparative. Pain Relief declined double digit as a result of the tough comparative in Canada following a national drug shortage in Q1 2023 and inventory adjustments by some US retailers in Q1 2024. Digestive Health and Other revenue fell low-single digit largely reflecting a high-single decline in Smokers Health and a double digit decline in *ChapStick* which more than offset low-single digit growth in Digestive Health.


Europe, Middle East & Africa (EMEA) and Latin America (LatAm)

- Organic revenue growth in EMEA and LatAm was +8.6%, with +7.5% price and +1.1% volume/mix. Pricing in this region partly benefitted from carry-forward pricing taken in 2023 along with incremental pricing taken in the region. The impact of carry-forward pricing from 2023 is expected to reduce going forward. The region saw broad based volume/mix growth which was held back by a decline in Middle East and Africa.
- As previously noted in the FY 2023 results announcement, the benefit of pricing in high inflation economies, Turkey and Argentina is capped.
- Oral Health and Digestive Health and Other both grew double digit. In Oral Health, there was double digit growth across all three Power Brands particularly across Europe and Latin America. VMS grew mid-single digit with *Centrum* up mid-single digit and a good performance across local brands. In Pain Relief, revenue increased mid-single digit with high-single digit growth in *Voltaren* and low-single digit growth in *Panadol.* Respiratory Health was up mid-single digit driven by a good cold and flu season across Central and Eastern Europe. In Digestive Health and Other, *ENO* grew double digit, Smokers Health was up mid-single digit and Skin Health grew double digit driven by *Fenistil*.
- Geographically, Latin America, and Central & Eastern Europe were up double digit. Northern and Southern Europe, Germany and Middle East and Africa all grew mid-single digit.

Asia-Pacific (APAC)

- Organic revenue growth in APAC was +3.3%, with +1.7% price and +1.6% volume/mix
- Revenue was impacted by the high comparative from *Fenbid* and *Contac* in China during Q1 2023
- Double digit growth in Oral Health was driven by continued momentum in *Sensodyne* with strong performance in China and India. VMS grew high-single digit with strength in *Caltrate* from increased consumption in China. Respiratory Health grew high-single digit despite the tough comparative from *Contac* in Q1 2023 following the lifting of COVID-19 related restrictions. Pain Relief declined double digit driven by a double digit decline in *Fenbid* due to tough comparatives following the easing of COVID-19 related restrictions in China in Q1 2023. *Panadol* declined mid-single digit due to Australia. Digestive Health and Other was up low-single digit with mid-single digit growth in Digestive Health underpinned by high-single digit growth in *ENO*. Smokers Health grew double digit and there was a high-single digit decline in Skin Health revenues.
- Geographically, India grew double digit helped by continued strength in *Sensodyne*. China declined low-single digit due to lapping the tough prior year comparative. North Asia was up mid-single digit, South East Asia & Taiwan grew high-single digit and Australia/New Zealand was down mid-single digit.

Operating profit and margin

Operating profit increased by +4.5% to £655m (Q1 2023: £627m), and operating profit margin increased by 140bps to 22.4% (Q1 2023: 21.0%).

Adjusted operating profit increased +2.3% at actual exchange rates to £707m (Q1 2023: £691m). FX reduced adjusted operating profit by £59m (8.6%) and net M&A reduced it by £12m (1.9%). Organic profit growth was +12.8% driven by good operating leverage, particularly through price as well as efficiencies, which were only partially offset by volume/mix decline. Adjusted operating profit margin increased to 24.2% (up 220bps organically, and up 110bps reported).


CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE THREE MONTHS ENDED 31 MARCH (unaudited)

	2024 £m	2023 £m
Revenue	2,919	2,986
Cost of sales	(1,081)	(1,146)
Gross profit	**1,838**	**1,840**
Selling, general and administration	(1,105)	(1,135)
Research and development	(71)	(75)
Other operating (expense)/income	(7)	(3)
Operating profit	**655**	**627**
Finance income	22	10
Finance expense	(97)	(95)
Net finance costs	**(75)**	**(85)**
Net monetary gain/(loss) arising from hyperinflationary economies[1]	10	—
Profit before tax	**590**	**542**
Income tax	(149)	(127)
Profit after tax for the period	**441**	**415**
Profit attributable to shareholders of the Group	423	389
Profit attributable to non-controlling interests	18	26
Basic earnings per share (pence)	4.6	4.2
Diluted earnings per share (pence)	4.6	4.2

[1] Application of IAS 29 'Financial Reporting in Hyperinflationary Economies' has been applied effective 1 January 2024.


Appendix

Cautionary note regarding forward-looking statements

This document contains certain statements that are, or may be deemed to be, "forward-looking statements" (including for purposes of the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). Forward-looking statements give Haleon's current expectations and projections about future events, including strategic initiatives and future financial condition and performance, and so Haleon's actual results may differ materially from what is expressed or implied by such forward-looking statements. Forward-looking statements sometimes use words such as "expects", "anticipates", "believes", "targets", "plans", "intends", "aims", "projects", "indicates", "may", "might", "will", "should", "potential", "could" and words of similar meaning (or the negative thereof). All statements, other than statements of historical facts, included in this presentation are forward-looking statements. Such forward-looking statements include, but are not limited to, statements relating to future actions, prospective products or product approvals, delivery on strategic initiatives (including but not limited to acquisitions and dispositions, realisations of efficiencies and responsible business goals), future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results.

Any forward-looking statements made by or on behalf of Haleon speak only as of the date they are made and are based upon the knowledge and information available to Haleon on the date of this document. These forward-looking statements and views may be based on a number of assumptions and, by their nature, involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond Haleon's control or precise estimate. Such risks, uncertainties and other factors that could cause Haleon's actual results, performance or achievements to differ materially from those in the forward-looking statements include, but are not limited to, those discussed under "Risk Factors" on pages 193 to 201 in Haleon's Annual Report and Form 20-F 2023. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements.

Subject to our obligations under English and U.S. law in relation to disclosure and ongoing information (including under the Market Abuse Regulations, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority ("FCA")), we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should, however, consult any additional disclosures that Haleon may make in any documents which it publishes and/or files with the SEC and take note of these disclosures, wherever you are located.

No statement in this document is or is intended to be a profit forecast or profit estimate.

Use of non-IFRS measures (unaudited)

We use certain alternative performance measures to make financial, operating, and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and as such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow greater comparability. To do so, we have excluded items affecting the comparability of period-over-period financial performance. Adjusted Results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS.


Adjusted results

Adjusted results comprise adjusted cost of sales, adjusted gross profit, adjusted gross profit margin, adjusted selling, general and administration (SG&A), adjusted research and development (R&D), adjusted other operating income/(expense), adjusted operating expenses, adjusted operating profit, adjusted operating profit margin, adjusted net finance costs, adjusted profit before tax, adjusted income tax, adjusted effective tax rate, adjusted profit after tax, adjusted profit attributable to shareholders, adjusted diluted earnings per share. Adjusted results exclude net amortisation and impairment of intangible assets, restructuring costs, transaction-related costs, separation and admission costs, and disposals and others, in each case net of the impact of taxes (where applicable) (collectively the adjusting items).

Management believes that adjusted results, when considered together with the Group's operating results as reported under IFRS, provide investors, analysts and other stakeholders with helpful complementary information to understand the financial performance and position of the Group from period to period and allow the Group's performance to be more easily comparable.

Adjusting items

Adjusted results exclude the following items (net of the impact of taxes, where applicable):

Net amortisation and impairment of intangible assets

Net impairment of intangibles, impairment of goodwill and amortisation of acquired intangibles excluding computer software. These adjustments are made to reflect the performance of the business excluding the effect of acquisitions.

Restructuring costs

From time to time, the Group may undertake business restructuring programmes that are structural in nature and significant in scale. The cost associated with such programmes includes severance and other personnel costs, professional fees, impairments of assets, and other related items.

Transaction-related costs

Transaction related accounting or other adjustments related to significant acquisitions including deal costs and other pre-acquisition costs when there is certainty that an acquisition will complete. It also includes costs of registering and issuing debt and equity securities and the effect of inventory revaluations on acquisitions.

Separation and admission costs

Costs incurred in relation to and in connection with separation, UK Admission and registration of the Company's Ordinary Shares represented by the Company's American Depositary Shares (ADSs) under the Securities Exchange Act of 1934 and listing of ADSs on the NYSE. These costs are not directly attributable to the sale of the Group's products and specifically relate to the foregoing activities, affecting comparability of the Group's financial results in historical and future reporting periods.

Disposals and others

Includes gains and losses on disposals of assets, businesses and tax indemnities related to business combinations, legal settlement and judgements, impact of changes in tax rates and tax laws on deferred tax assets and liabilities, retained or uninsured losses related to acts of terrorism, significant product recalls, natural disasters and other items. These gains and losses are not directly attributable to the sale of the


Group's products and vary from period to period, which affects comparability of the Group's financial results. From period to period, the Group will also need to apply judgement if items of unique nature arise that are not specifically listed above.

The following tables set out a reconciliation between IFRS and adjusted results for the three-month periods ended 31 March 2024 and 31 March 2023:

£m	IFRS Results	Net amortisation and impairment of intangible assets[1]	Restructuring costs[2]	Transaction-related costs[3]	Separation and admission costs[4]	Disposals and others[5]	Adjusted Results
2024							
Revenue	2,919	—	—	—	—	—	2,919
Operating profit	655	7	27	5	11	2	707
Operating profit margin %	*22.4%*						*24.2%*
2023							
Revenue	2,986	—	—	—	—	—	2,986
Operating profit	627	11	10	3	32	8	691
Operating profit margin %	*21.0%*						*23.1%*

1. **Net amortisation and impairment of intangible assets**: includes impairment of intangible assets £1m (2023: £nil), and amortisation of intangible assets excluding computer software £6m (2023: £11m).
2. **Restructuring costs:** includes amounts related to business transformation activities.
3. **Transaction-related costs:** includes amounts incurred to support the sale of Haleon ordinary shares by Pfizer via a global offering in 2024 and costs related to acquisition of a manufacturing site in 2023.
4. **Separation and admission costs:** includes separation cost incurred in relation to and in connection with the separation of the Group as a standalone business £11m (2023: £32m).
5. **Disposals and others:** includes net loss/(gains) on disposals of assets and businesses and other items totalling £2m (2023: £8m).



Constant currency

The Group's reporting currency is Pounds Sterling, but the Group's significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and to better illustrate the change in results from one year to the next, the Group discusses its results both on an "as reported basis" or using actual exchange rates (AER) (local currency results translated into Pounds Sterling at the prevailing foreign exchange rate) and using constant currency exchange rates (CER). To calculate results on a constant currency basis, prior year average exchange rates are used to restate current year comparatives except for the local currency of entities that operate in hyperinflationary economies. These currencies are translated into Pound Sterling using the prior year closing exchange rate. The principal currencies and relevant exchange rates in the key markets where the Group operates are shown below.

	Three months ended 31 March	
	2024	**2023**
Average rates:		
US$/£	1.27	1.22
Euro/£	1.16	1.14
CNY/£	9.10	8.38

Organic revenue growth and organic operating profit growth

Our organic measures take our adjusted results and further exclude the impact of divestments, acquisitions, manufacture and supply agreements (MSAs) relating to divestments and closure of brands or production sites, and the impact of foreign currency exchange movements. Additionally, our organic growth measures cap the pricing benefit in excess of 26 percent per annum for countries experiencing hyperinflation. Inflation of 26 percent per year or more compounded over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary. For Haleon, this applies to Argentina and Turkey. Corresponding adjustments have been made to all income statement related lines when calculating organic growth changes.

The Group believes discussing organic revenue growth and organic operating profit growth contributes to the understanding of the Group's performance and trends because it allows for a year-on-year comparison of revenue and operating profit in a meaningful and consistent manner.

Organic measures are calculated period to period as follows, using prior year exchange rates to restate current year comparatives except for the local currency of entities that operate in hyperinflationary economies. These currencies are translated into Pound Sterling using the prior year closing exchange rate.

– Current year organic measures exclude revenue and operating profit from brands or businesses acquired in the current accounting period.

– Current year organic measures exclude revenue and operating profit attributable to brands or businesses acquired in the prior year from 1 January to the date of completion of the acquisition.

– Prior year organic measures exclude revenue and operating profit in respect of brands or businesses divested or closed in the current accounting period from 12 months prior to the completion of the disposal or closure until the end of the prior accounting period.

– Prior year organic measures exclude revenue and operating profit in respect of brands or businesses divested or closed in the previous accounting period in full.


- Prior year and current year organic measures exclude revenue and operating profit attributable to MSAs relating to divestments and closure of production sites taking place in either the current or prior year, each an Organic Adjustment. These adjustments are made because these agreements are transitional in nature and, with respect to production site closures, include a ramp-down period in which revenue attributable to MSAs gradually reduces several months before the production site closes.

To calculate organic growth for the period, organic measures for the prior year are subtracted from organic measures in the current year and divided by organic measures in the prior year.

Organic revenue growth by individual geographical segment is further discussed by price and volume/mix changes, which are defined as follows:

- **Price**: Defined as the variation in revenue attributable to changes in prices during the period. Price excludes the impact to organic revenue growth due to (i) the volume of products sold during the period and (ii) the composition of products sold during the period. Price is calculated as current year net price minus prior year net price multiplied by current year volume. Net price is the sales price, after deduction of any trade, cash or volume discounts that can be reliably estimated at point of sale. Value added tax and other sales taxes are excluded from the net price. In determining changes in price, we exclude the impact of price growth in excess of 26% per year in hyperinflationary economies as explained above.

- **Volume/Mix**: Defined as the variation in revenue attributable to changes in volumes and composition of products sold in the period.

The following tables reconcile reported revenue growth and reported operating profit growth to organic revenue growth and organic operating profit growth, respectively, for the periods presented.

Three months ended 31 March 2024 vs 2023 (%)	Geographical Segments			
	North America	EMEA and LatAm	APAC	Total
Revenue growth	**(7.1)**	**3.6**	**(4.7)**	**(2.2)**
Organic adjustments	0.2	1.0	0.6	0.6
Effect of exchange rates	3.6	4.0	7.4	4.6
Organic revenue growth[1]	**(3.3)**	**8.6**	**3.3**	**3.0**
Price	4.5	7.5	1.7	5.0
Volume/Mix	(7.8)	1.1	1.6	(2.0)

[1] Excludes c.2% of price growth due to hyperinflation for the Group.

Three months ended 31 March 2023 vs 2022 (%)	Geographical Segments			
	North America	EMEA and LatAm	APAC	Total
Revenue growth	**14.0**	**13.3**	**13.7**	**13.7**
Organic adjustments	—	0.4	(0.6)	—
Effect of exchange rates	(8.9)	(0.6)	(1.4)	(3.8)
Organic revenue growth[1]	**5.1**	**13.1**	**11.7**	**9.9**
Price	3.6	12.6	3.4	7.1
Volume/Mix	1.5	0.5	8.3	2.8

[1] Includes c.1% of price growth due to hyperinflation for the Group.



Three months ended 31 March 2024 vs 2023 (%)	Product Categories					
	Oral Health	VMS	Pain Relief	Respiratory Health	Digestive Health and Other	Total
Revenue growth	**5.3**	**4.2**	**(8.6)**	**(7.8)**	**(4.7)**	**(2.2)**
Organic adjustments	—	—	—	—	3.2	0.6
Effect of exchange rates	5.3	5.7	3.8	5.1	3.9	4.6
Organic revenue growth[1]	**10.6**	**9.9**	**(4.8)**	**(2.7)**	**2.4**	**3.0**

[1] Excludes c.2% of price growth due to hyperinflation for the Group.

Three months ended 31 March 2023 vs 2022 (%)	Product Categories					
	Oral Health	VMS	Pain Relief	Respiratory Health	Digestive Health and Other	Total
Revenue growth	**9.4**	**—**	**14.0**	**39.0**	**11.9**	**13.7**
Organic adjustments	—	(0.3)	—	—	0.2	—
Effect of exchange rates	(2.8)	(3.4)	(3.0)	(6.0)	(4.8)	(3.8)
Organic revenue growth[1]	**6.6**	**(3.7)**	**11.0**	**33.0**	**7.3**	**9.9**

[1] Includes c.1% of price growth due to hyperinflation for the Group.

	Three months ended 31 March	
	2024 vs 2023 (%)	2023 vs 2022(%)
Operating profit growth	**4.5**	**34.5**
Adjusting items	**(18.8)**	**(61.2)**
Adjusted operating profit growth	**2.3**	**9.5**
Effect of exchange rates	8.6	(6.2)
Adjusted operating profit growth (CER)	**10.9**	**3.3**
Organic adjustments	1.9	—
Organic operating profit growth	**12.8**	**3.3**